RMS

18006612

SI

Washington, D.C. 20549

SEC Mail Processing Section

MAR 01 2018

Washington DC 415

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44218

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ITG Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Liberty Plaza, 165 Broadway, 4th Floor
(No. and Street)

New York (City) **NY** (State) **10006** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angelo Bulone **(212) 444-6269**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

345 Park Avenue (Address) **New York** (City) **NY** (State) **10154** (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

AFFIRMATION

We, Steven Vigliotti and Angelo Bulone, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and supplementary schedules pertaining to ITG Inc. and Subsidiaries as of December 31, 2017 are true and correct. We further affirm, that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Steven Vigliotti
Chief Financial Officer

Angelo Bulone
Managing Director, Controller

Notary Public

Tameka D. Franklin
Notary Public
State of New York
No. 01FR6347454
Qualified in Queens County
My Commission Expires: 09-06-2020

ITG INC. AND SUBSIDIARIES

(A wholly-owned subsidiary of Investment Technology Group, Inc.)

Consolidated Statement of Financial Condition
December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors
ITG Inc. and Subsidiaries:

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of ITG Inc. and subsidiaries (the Company) as of December 31, 2017, and the related notes (collectively, the consolidated financial statement). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 1992

New York, New York
February 28, 2018

ITG INC. AND SUBSIDIARIES

(A wholly-owned subsidiary of Investment Technology Group, Inc.)

Consolidated Statement of Financial Condition

December 31, 2017

(In thousands, except share amounts)

Assets

Cash and cash equivalents	$	123,625
Cash restricted or segregated under regulations and other		11,650
Deposits with clearing organizations		16,521
Securities owned, at fair value		1,481
Receivables from brokers, dealers and clearing organizations, net		21,383
Receivables from customers, net		14,196
Intangibles (net of accumulated amortization of $4,754)		7,493
Due from Parent and affiliates		71,407
Other assets		7,525
Total assets	$	275,281

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	59,341
Payables to brokers, dealers and clearing organizations		15,583
Payables to customers		14,434
Due to affiliates		38
Deferred taxes		1,695
Income taxes payable		125
Total liabilities		91,216
Commitments and contingencies		
Stockholder's equity:		
Common stock, $0.01 par value; 10,000 shares authorized, issued and outstanding		—
Additional paid-in capital		249,490
Accumulated deficit		(65,425)
Total stockholder's equity		184,065
Total liabilities and stockholder's equity	$	275,281

See accompanying notes to consolidated statement of financial condition.

(1) Organization and Basis of Presentation

The Consolidated Statement of Financial Condition of ITG Inc. and Subsidiaries (the "Company") include the accounts of ITG Inc. ("ITG"), a self-clearing broker-dealer in equity securities registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and its wholly-owned subsidiaries, ITG Capital, Inc. ("ITG Capital"), and POSIT Alert LLC ("POSITalert"). The Company is also registered as an introducing broker with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). The Company is a Delaware Corporation that is a wholly-owned subsidiary of Investment Technology Group, Inc. (the "Parent").

The Consolidated Statement of Financial Condition and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All intercompany balances and transactions have been eliminated in consolidation.

The Company is an independent research and execution broker to institutional investors, brokers, money managers and alternative investment funds in the U.S using technology to increase the effectiveness and lower the cost of trading. Additionally, the Company does not carry customer accounts or provide margin financing to its customers.

The Company generates commission and/or commission equivalent revenues on a per-transaction basis for orders executed. Trade orders are delivered to the Company via its front-end software products as well as other vendors' products and direct computer-to-computer links to customers. Orders may be executed through (1) POSIT, ITG's wholly owned and operated alternative trading system, (2) ITG Algorithms and/or (3) ITG Smart Order Router.

(2) Summary of Significant Accounting Policies

Principles of Consolidation

The Consolidated Statement of Financial Conditions represent the consolidation of the accounts of the Company and its subsidiaries in conformity with U.S. GAAP. All intercompany accounts and transactions have been eliminated in consolidation. Investments in unconsolidated companies (generally 20 to 50 percent ownership), in which the Company has the ability to exercise significant influence but have neither a controlling interest nor are the primary beneficiary, are accounted for under the equity method. Investments in entities in which the Company does not have the ability to exercise significant influence are accounted for under the cost method. Under certain criteria indicated in Accounting Standards Codification ("ASC") 810, *Consolidation*, a partially-owned affiliate would be consolidated when it has less than a 50% ownership if the Company were the primary beneficiary of that entity. At December 31, 2017, the Company had no interests in variable interest entities.

Use of Estimates

The preparation of the Consolidated Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Fair Value of Financial Instruments

All of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents, securities owned and certain payables are carried at market value.

Securities Transactions

Receivables from brokers, dealers and clearing organizations include amounts receivable for fails to deliver, cash deposits for securities borrowed, amounts receivable from clearing organizations and commissions receivable. Payables to brokers, dealers and clearing organizations include amounts payable for fails to receive, amounts payable to clearing organizations on open transactions, securities loaned and execution cost payables. In addition, the net receivable or payable arising from unsettled trades is reflected in the appropriate category.

Receivables from customers consist of customer fails to deliver, commissions earned and receivables from customers arising from the Company's prepayment of research, net of an allowance for doubtful accounts. Payables to customers primarily consist of customer fails to receive.

Securities owned, at fair value consist of common stock and mutual funds. Marketable securities owned are valued using market quotes from third parties.

Securities Borrowed and Loaned

Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender.. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in amounts generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received, adjusted for additional collateral advanced or received. Interest on such transactions is accrued and is included in the Consolidated Statement of Financial Condition in receivables from, and payables to, brokers, dealers and clearing organizations.

The Company engages in securities borrowed and securities loaned transactions as part of its self-clearing process primarily to facilitate customer transactions, including for shortened or extended settlement activities and for failed settlements.

Share-based Compensation

Share-based compensation expense requires measurement of compensation cost for share-based awards at fair value and recognition of compensation cost over the vesting period. For awards with graded vesting schedules that only have service conditions, the Company recognizes compensation cost evenly over the requisite service period for the entire award using the straight-line attribution method. For awards with service conditions as well as performance or market conditions, the Company recognizes compensation cost on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in substance, multiple awards. The Parent and the Company recognize compensation cost evenly over the requisite service period for the entire award using the straight-line attribution method for time-based awards that have graded vesting schedules.

The fair value of restricted stock unit awards is based on the fair value of the Parent's common stock on the grant date.

Certain restricted stock unit awards granted have both service and market conditions. Awards with market conditions are valued based on (a) the grant date fair value of the award for equity-based awards or (b) the period-end fair value for liability based awards. Grant date fair value for market condition based awards is determined using a Monte Carlo simulation model to simulate a range of possible future stock prices for the Parent's common stock. Compensation costs for awards with market conditions are recognized for each separately vesting portion of the award over the estimated service period calculated by the Monte Carlo simulation model. For restricted stock unit awards with a performance condition, fair value is estimated throughout the life of the award based on the probability of achieving the performance condition.

Client Commission Arrangements

Institutional customers are permitted to allocate a portion of their gross commissions to pay for research products and other services provided by third parties and the Company's affiliates. The amounts allocated for those purposes are commonly referred to as client commission arrangements. The cost of independent research and directed brokerage arrangements is accounted for on an accrual basis. At December 31, 2017, the net research receivable balance was $4,841 (net of allowance of $34) and accrued research payable balance was $26,760, which are included in receivables from customers and receivable from broker, dealers and clearing organizations, while accrued research payable is classified as accounts payable and accrued expenses in the Consolidated Statement of Financial Condition.

Intangibles

Intangibles with definite lives are amortized over their useful lives. All other intangibles are assessed at least annually for impairment. If impairment is indicated, an impairment loss is calculated as the amount by which the carrying value of an intangible asset exceeds its estimated fair value.

Impairment of Long-Lived Assets

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is generally based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition, as well as specific appraisal in certain instances. Measurement of an impairment loss for long-lived assets that management expects to hold and use is based on the fair value of the asset as estimated using a cash flow model. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns of the Parent. The Company is charged or credited with an amount equal to its modified separate tax liability or benefit as if it were filing on an individual company basis and current income taxes due to Parent are made pursuant to a tax sharing agreement between the Company and Parent. The Parent also contributes capital to the Company or reduces capital as a result of income tax deductions in excess or a shortfall of the compensation cost recognized on share-based awards exercised during the period presented. These tax benefits/shortfalls have been reflected as capital contributions from Parent while the shortfall is a reduction of additional paid in capital in the Consolidated Statement of Financial Condition.

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities, if any are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are

(Dollars in thousands, unless otherwise stated)

measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In December 2017, the U.S. passed the Tax Cuts and Jobs Act. As a result, all U.S. deferred tax assets and liabilities were revalued to incorporate the impact of the lower 21% federal corporate tax rate. A valuation allowance is recorded against deferred tax assets if it is more likely than not that such assets will not be realized. An uncertain tax position is recognized based on the determination of whether or not a tax position is more likely than not to be sustained upon examination based upon the technical merits of the position. If this recognition threshold is met, the tax benefit is then measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

In accordance with ASC 740, *Income Taxes*, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Specifically, ASC 740 requires that the determination of whether or not a tax position is more likely than not to be sustained upon examination is based upon the technical merits of the position. If this recognition threshold is met, the tax benefit is then measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. The Parent allocates tax uncertainties specific to the Company in a manner consistent with its policy of charging or crediting amounts equal to the Company's separate tax liability or benefit as if the Company were filing on an individual basis. All tax uncertainties are held by the Company until such time that the statute of limitations or period under audit for the jurisdiction is settled.

Taxes Collected from Customers and Remitted to Governmental Authorities

Taxes assessed by a governmental authority that are directly imposed on a revenue producing transaction between the Company and its customers, including but not limited to sales, use and some excise taxes are presented in the Consolidated Statement of Financial Condition on a net basis (excluded from revenues).

Recently Adopted Accounting Standards

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014 09, *Revenue from Contracts with Customers*. This standard created ASC 606, providing companies with a single five step revenue recognition model for use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry specific revenue guidance. The core principle of the model is to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It also requires significant additional qualitative and quantitative disclosures describing the nature, amount, timing, and uncertainty of revenues and cash flows arising from contracts with customers, along with detailed information regarding the nature of the Company's performance obligations and contracts and the timing of recognition and payment, among other items. ASC 606 is effective for annual and interim reporting periods beginning after December 15, 2017. On January 1, 2018, the Company adopted ASC 606, using the modified retrospective transition method applied to all contracts as of January 1, 2018.

The Company has identified one key accounting change that will affect the timing of revenue recognition upon adoption relating to bundled commission arrangements. The financial impact of this accounting change is a deferral of revenues primarily generated in the first half of the year for commissions attributable to analytics products under bundled arrangements that will be recognized over the course of the year as the performance obligations for those analytics products are satisfied. This change only relates to the timing of when revenue is recognized and has no effect on the underlying transaction price of the products and services the Company performs.

Upon adoption, the Company recorded a net cumulative-effect decrease to opening retained earnings of approximately $1.0 million as of January 1, 2018, which is related to the deferral of commissions allocated to

(Dollars in thousands, unless otherwise stated)

analytics products in bundled commission arrangements where the analytics services have not yet been transferred to the customer as of December 31, 2017 but whose commissions were appropriately recognized in the previous year under the superseded revenue recognition guidance.

In May 2017, the FASB issued ASU 2017-09, *Compensation – Stock compensation (Topic 718): Scope of modification accounting*. The amendments in this ASU clarify which changes to the terms or conditions of a share-based payment award must be accounted for as modifications. The new guidance allows entities to make non-substantive changes to awards without accounting for them as modifications, which results in fewer changes to the terms of an award being accounted for as modifications and reduces diversity in practice when applying modification accounting. ASU 2017-09 is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. This new guidance was adopted on January 1, 2018 and had no impact on the Company's Consolidated Statement of Financial Condition.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230): Restricted cash*. The amendments in this ASU require that the statement of cash flows explain the change during the period in the total of cash, cash equivalents and restricted cash. Amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those fiscal years, with early adoption permitted. This new guidance was adopted on January 1, 2018 and did not have a material affect on the Company's Consolidated Statement of Financial Condition.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-Based Payment Accounting*, which changes the accounting for certain aspects of share-based payments to employees. The new guidance requires, among its other provisions, that excess tax benefits (which represent the excess of actual tax benefits received at the date of vesting or settlement over the benefits recognized over the vesting period or upon issuance of share-based payments) and tax deficiencies (which represent the amount by which actual tax benefits received at the date of vesting or settlement is lower than the benefits recognized over the vesting period or upon issuance of share-based payments) be recorded in the statement of operations as an increase or decrease in income tax expense (benefit) when the awards vest or are settled. This is in contrast to the prior requirement that these excess tax benefits be recognized in additional paid-in capital and these tax deficiencies be recognized either as an offset to accumulated excess tax benefits, if any, or in the statement of operations. The new guidance also requires excess tax benefits to be classified along with other income tax cash flows as an operating activity in the statement of cash flows rather than, as previously required, a financing activity. The new guidance is effective for annual and interim reporting periods beginning after December 15, 2016 and as such was implemented on January 1, 2017.

As a result of this adoption, the Company:

- Elected to account for forfeitures as they occur rather than under the previous method of estimating the number of stock-based awards expected to vest in order to determine the amount of compensation cost to be recognized in each period. This resulted in an adjustment for the cumulative effect of this accounting change as of January 1, 2017 to reduce retained earnings by $255 and to increase deferred tax assets and additional paid-in capital by $125 and $380, respectively.

- Did not change its policy on statutory withholding requirements. Amounts paid by the Company to taxing authorities when directly withholding shares associated with employees' income tax withholding obligations are classified as a financing activity in the Consolidated Statements of Cash Flows.

- Excluded the excess tax benefits from the assumed proceeds available to repurchase shares in the computation of diluted earnings per share for the year ended December 31, 2017.

(Dollars in thousands, unless otherwise stated)

New Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. ASU No. 2016-02 includes a lessee accounting model that recognizes two types of leases - finance leases and operating leases. The standard requires that a lessee recognize on the balance sheet assets and liabilities for leases with lease terms of greater than 12 months while leases with terms of less than 12 months are exempt from the new standard. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a financing or operating lease. The standard requires disclosures enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The disclosures also require both qualitative and quantitative information to supplement the amounts recorded in the financial statements. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years with early adoption permitted. The Company is currently evaluating the new guidance and has not yet determined the impact of adoption on its Consolidated Statement of Financial Condition.

(3) Restructuring Charges

As part of an end-to-end review of its business, the Parent has determined that its strategy is to increasingly focus its resources on its core capabilities in execution, liquidity, analytics and workflow solutions. To that end, during the second quarter of 2016, the Company implemented restructuring plans to (i) reduce headcount in its high-touch trading and sales organizations and (ii) close its U.S. matched-book securities lending operations. In the fourth quarter of 2016, the Company identified additional annual cost savings from management delayering and elimination of certain positions.

The following table summarizes the changes in the Company's liability balance related to the restructuring plans which is included in accounts payable and accrued expenses in the Consolidated Statement of Financial Condition:

		Employee separation costs
Balance at January 1, 2017	$	2,419
Utilized – cash		(2,379)
Other		(40)
Balance at December 31, 2017	$	—

(4) Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, various methods are used including market, income and cost approaches. Based on these approaches, certain assumptions that market participants would use in pricing the asset or liability are used, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable firm inputs. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, fair value measured financial instruments are categorized according to the fair value hierarchy prescribed by ASC 820, *Fair Value Measurements and Disclosures*. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

(Dollars in thousands, unless otherwise stated)

- Level 1: Fair value measurements using unadjusted quoted market prices in active markets for identical, unrestricted assets or liabilities.
- Level 2: Fair value measurements using correlation with (directly or indirectly) observable market based inputs, unobservable inputs that are corroborated by market data, or quoted prices in markets that are not active.
- Level 3: Fair value measurements using significant inputs that are not readily observable in the market.

Level 1 consists of financial instruments whose value is based on quoted market prices such as exchange-traded mutual funds and listed equities.

Level 2 includes financial instruments that are valued using models or other valuation methodologies. These models are primarily standard models that consider various assumptions including time value, yield curve, and other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. The Company currently does not have any Level 2 assets or liabilities.

Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less readily observable. The Company currently does not have any Level 3 assets or liabilities.

Fair value measurements for these items measured on a recurring basis are as follows:

	Total	Level 1	Level 2	Level 3
Assets				
Securities owned, at fair value:				
Mutual funds	$ 1,481	$ 1,481	$ —	$ —
Total	$ 1,481	$ 1,481	$ —	$ —

The Company did not have any Level 1, 2 or 3 liabilities as of December 31, 2017.

Securities owned, at fair value includes mutual funds, which are exchange traded.

(5) Cash Restricted or Segregated Under Regulations and Other

Cash restricted or segregated under regulations and other represents a special reserve bank account for the exclusive benefit of customers ("Special Reserve Bank Account") maintained by the Company in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, as amended ("Customer Protection Rule"), special reserve bank account for exclusive benefit of customers under the Exemptive Provision in paragraph (k) of Rule 15c3-3 and agreements for proprietary accounts of broker-dealers ("PAB").

(6) Securities Owned

The following is a summary of securities owned, at fair value as of December 31, 2017.

Mutual funds	$ 1,481
Total	$ 1,481

(Dollars in thousands, unless otherwise stated)

In addition to mutual fund positions, securities owned may also include securities positions held by the Company resulting from temporary positions in securities in the normal course of its agency trading business.

(7) Receivables from and Payables to Brokers, Dealers and Clearing Organizations

The following is a summary of receivables from and payables to brokers, dealers and clearing organizations as of December 31, 2017.

	Receivables from	Payables to
Broker-dealers	$ 14,177	$ 5,753
Clearing organizations	201	5,585
Securities borrowed	3,219	—
Research receivable	4,144	—
Securities loaned	—	4,245
Allowance for doubtful accounts	(358)	—
Total	$ 21,383	$ 15,583

The Company maintains an allowance for doubtful accounts based upon estimated collectibility of receivables. The Company recorded an increase of $203 to the allowance in 2017. Total write-offs against the allowance of $5 were recorded for the year ended December 31, 2017.

Deposits paid for securities borrowed and deposits received for securities loaned are recorded at the amount of cash collateral advanced or received. Deposits paid for securities borrowed transactions require the Company to deposit cash with the lender. With respect to deposits received for securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

The Company's securities borrowing and lending is generally done under industry standard agreements ("Master Securities Lending Agreements") that may allow, following an event of default by either party, the prompt close-out of all transactions (including the liquidation of securities held) and the offsetting of obligations to return cash or securities, as the case may be, by the non-defaulting party. Events of default under the Master Securities Lending Agreements generally include, subject to certain conditions: (i) failure to timely deliver cash or securities as required under the transaction, (ii) a party's insolvency, bankruptcy, or similar proceeding, (iii) breach of representation, and (iv) a material breach of the agreement. The counterparty that receives the securities in these transactions generally has unrestricted access in its use of the securities. For financial statement purposes, the Company does not offset securities borrowed and securities loaned.

In accordance with FASB ASU 2013-01, the following table summarizes the transactions under certain Master Securities Lending Agreements that may be eligible for offsetting if an event of default occurred and a right of offset was legally enforceable.

(Dollars in thousands, unless otherwise stated)

	Gross Amounts of Recognized Assets/ (Liabilities)	Gross Amounts Offset in the Consolidated Statement of Financial Condition	Net Amounts Presented in the Consolidated Statement of Financial Condition	Collateral Received or Pledged (including Cash)	Net Amount
Deposits paid for securities Borrowed	$ 3,219	$ —	$ 3,219	$ 3,219	$ —
Deposits received for securities loaned	$ (4,245)	$ —	$ (4,245)	$ (4,229)	$ (16)

In accordance with ASU Topic 860, "Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures", the gross obligations of deposits received for securities loaned was $4,232 for equity securities at December 31, 2017. The remaining contractual maturities of these agreements were overnight and continuous.

(8) Receivables from and Payables to Customers

The following is a summary of receivables from and payables to customers as of December 31, 2017.

	Receivables from	Payables to
Customers	$ 13,578	$ 14,434
Research receivable	731	—
Allowance for doubtful accounts	(113)	—
Total	$ 14,196	$ 14,434

The Company maintains an allowance for doubtful accounts based upon estimated collectibility of receivables. The Company recorded a decrease of $3 to the allowance in 2017. No write-offs against the allowance were recorded for the year ended December 31, 2017.

(9) Intangibles

Intangible assets with definite useful lives are subject to amortization and are evaluated for recoverability when events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable in accordance with ASC 360, *Property, Plant, and Equipment*. If such an event or change occurs, the Company estimates cash flows directly associated with the use of the intangible asset to test its recoverability and assess its remaining useful life. The projected cash flows require assumptions related to revenue growth, operating margins and other relevant market, economic and regulatory factors. If the expected undiscounted future cash flows from the use and eventual disposition of a finite lived intangible asset or asset group are not sufficient to recover the carrying value of the asset, the Company then compares the carrying amount to its current fair value. The Company estimates the fair value using market prices for similar assets, if available, or by using a discounted cash flow model. The Company then recognizes an impairment loss for the amount by which the carrying amount exceeds its fair value. While the Company believes the assumptions are reasonable, changes in these assumptions may have a material impact on the Company's Consolidated Statement of Financial Condition.

(Dollars in thousands, unless otherwise stated)

(10) Accounts Payable and Accrued Expenses

The following is a summary of accounts payable and accrued expenses at December 31, 2017.

Trade payables	$	7,337
Accrued research payable		26,760
Deferred compensation		1,481
Accrued compensation and benefits		11,338
Accrued telecom		5,077
Other accrued expenses		7,348
Total	$	59,341

(11) Borrowings

The Company's securities clearance and settlement activities are funded with operating cash, securities loaned or with short-term bank loans under a committed credit agreement.

The Company, as borrower, and Parent as guarantor, maintained a $150 million 364 day-year revolving credit agreement (the "2017 Credit Agreement") with a syndicate of banks and JPMorgan Chase Bank, N.A., as Administrative Agent that matured in January 20187 (see Note 19, *Subsequent Event*). The purpose of this credit line was to provide liquidity for the Company's U.S. brokerage operations to satisfy clearing margin requirements and to finance temporary positions from delivery failures or non standard settlements. Depending on the borrowing base, availability under the Credit Agreement is limited to either (i) a percentage of the clearing deposit required by the National Securities Clearing Corporation, or (ii) a percentage of the market value of temporary positions pledged as collateral. Under the 2017 Credit Agreement, interest accrued at a rate equal to (a) a base rate, determined by reference to the federal funds rate plus (b) a margin of 2.50%. Available but unborrowed amounts under the 2017 Credit Agreement are subject to an unused commitment fee of 0.75%. Among other restrictions, the terms of the 2017 Credit Agreement include (a) negative covenants related to liens, (b) financial covenant requirements for maintaining a consolidated leverage ratio (as defined) and a liquidity ratio (as defined), as well as requirements for maintaining minimum levels of tangible net worth (as defined) and regulatory capital (as defined), and (c) restrictions on investments, dispositions and other restrictions customary for financings of this type.

The events of default under the 2017 Credit Agreement included, among others, payment defaults, cross defaults with certain other indebtedness, breaches of covenants, loss of collateral, judgments, and changes in control and bankruptcy events. In the event of non payment, the 2017 Credit Agreement requires ITG Inc. to pay incremental interest at the rate of 2.0%. In the event of a default and depending on the nature thereof, the commitments will either automatically terminate and all unpaid amounts immediately become due and payable, or the lenders may in their discretion terminate their commitments and declare due all unpaid amounts outstanding.

At December 31, 2017 there were no amounts outstanding under the 2017 Credit Agreement.

On January 26, 2018, the Company, as borrower, and Parent, as guarantor, entered into a new $150 million 364-day revolving credit agreement with a syndicate of banks and JPMorgan Chase Bank, N.A., as Administrative Agent expiring on January 25, 2019 with essentially the same terms as the 2017 Credit Agreement (the "2018 Credit Agreement") (see Note 19, *Subsequent Event*).

(12) Income Taxes

For the year ended December 31, 2017, the Company's operations were included in the consolidated federal and combined state and local income tax returns of the Parent.

(Dollars in thousands, unless otherwise stated)

At December 31, 2017, net income taxes payable totaled $5,383 of which $5,258 is a payable to the Parent and is netted in due from Parent and affiliates and $125 relating to tax uncertainties are included in income taxes payable on the Consolidated Statement of Financial Condition at December 31, 2017.

Deferred income taxes are provided for temporary differences in reporting certain items. Temporary differences that give rise to a significant portion of net deferred tax assets are as follows:

Deferred tax assets		
Goodwill and other intangibles	$	2,130
Net operating loss		149
Deferred compensation		2,656
Share-based compensation		2,371
Depreciation		852
Accrued rent		2,456
Foreign tax credit		866
Other		431
Total deferred tax assets		11,911
Less: Valuation allowance		(11,911)
Total deferred tax assets, net of valuation allowance		—
Deferred tax liabilities		
Indefinite life intangibles		(1,695)
Total deferred tax liabilities		(1,695)
Net deferred tax liabilities	$	(1,695)

Under ASC 740, *Income Taxes*, the Company regularly assesses the need for a valuation allowance against its deferred taxes. In making that assessment, both positive and negative evidence is considered related to the likelihood of realization of the deferred tax assets to determine, based on the weight of available evidence, whether it is more-likely than not that some or all of its deferred tax assets will not be realized. In evaluating the need for a valuation allowance, the Company considered its cumulative pre-tax loss in the U.S. jurisdiction over the previous three years as a significant piece of negative evidence. Prevailing accounting guidance limits the ability to consider other subjective evidence to support deferred tax assets, such as projections of future profits, when objective verifiable evidence such as a cumulative loss exists. As a result, the Parent recorded a full valuation allowance against its U.S. deferred tax assets for which the Company recorded a full valuation allowance of $16.8 million which was offset by $4.9 million from the revaluation of the U.S. net deferred tax assets from the federal corporate tax rate of 35% to 21% following the passing of the Tax Cuts and Jobs Act of 2017 (the "Tax Cuts and Jobs Act").

Tax Uncertainties

Under ASC 740, a company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

A reconciliation of the total amount of unrecognized tax benefits at the beginning and end of 2017 is as follows:

(Dollars in thousands, unless otherwise stated)

Balance, January 1, 2017	$	110
Additions based on tax positions related to the prior year		—
Reductions due to expiration of statute of limitations		(15)
Balance, December 31, 2017	$	95

With limited exception, the Parent is no longer subject to U.S. federal, state, or local tax audits by taxing authorities for years preceding 2011. The Internal Revenue Service ("IRS") is currently examining the Parent's U.S. federal income tax returns for 2011 through 2012. Certain state and local returns are also currently under various stages of audit. The Company does not anticipate a significant change to the total unrecognized tax benefit within the next twelve months.

(13) Employee Benefit and Stock Plans

Equity Plan

The Company participates under the Parent's 2007 Omnibus Equity Compensation Plan (the "2007 Plan") that was approved by the Parent's stockholders and became effective on May 8, 2007 (the "Effective Date") and was last amended and restated effective June 8, 2017. In October 2008, the Compensation Committee of the Parent's Board of Directors adopted the Equity Deferral Award Program, another subplan under the 2007 Plan. This subplan, last amended and restated on January 23, 2017, is now known as the Variable Compensation Stock Unit Award Program Subplan, and continues to be a subplan under the 2007 Plan (the "VCSUA subplan").

As of December 31, 2107, there were 3,123,105 shares of common stock remaining available for issuance under the 2007 Plan. Shares of common stock which are attributable to awards which have expired, terminated, cash settled or been canceled or forfeited during any calendar year are generally available for issuance or use in connection with future awards. Shares of common stock surrendered in payment of the exercise price of a stock option and shares withheld or surrendered for payment of taxes are not available for re-issuance under the 2007 Plan. Options outstanding as of December 31, 2017 that have been granted under the 2007 Plan are exercisable on dates ranging through January 2024. The 2007 Plan will remain in effect until June 10, 2025, unless terminated, or extended, by the Parent's Board of Directors with the approval of the Parent's stockholders. After this date, no further awards shall be granted pursuant to the 2007 Plan, but previously granted awards will remain outstanding in accordance with their applicable terms and conditions.

Under the 2007 Plan, the Parent is permitted to grant time-based stock options, in addition to performance-based option awards to employees. In 2016, the Parent granted time-based options for 196,851 shares to the Parent's new Chief Executive Officer. These stock options have an eight-year term and vest annually in three equal installments, beginning on the first anniversary of the grant date, if the Chief Executive Officer remains continuously employed by the Company, and is in good standing on, each applicable vesting date. The Company did not grant any option awards under the 2007 Plan during 2017. The Company recognizes share based compensation expense (see Note 2, *Summary of Significant Accounting Policies*) for time based option awards over the vesting period.

Under the 2007 Plan, certain employees of the Company were granted 576,473 restricted stock unit awards and employees received an additional 1,910 restricted stock unit awards as dividend equivalents during 2017 as part of Parent's dividend program initiated in April 2015. Generally, and except for awards granted under the VCSUA Subplan, restricted stock unit awards outstanding during 2017 vest in one of the following manners: (a) one-third on the second anniversary of the grant date and two-thirds on the third anniversary of the grant date, (b) cliff vesting on the third anniversary of the grant date, (c) for new hire awards only, vesting terms that closely parallel the vesting terms of any awards that the new hire will forfeit upon joining the Company, except that no such new hire award or portion thereof shall vest prior to the one-year anniversary of the date of grant unless otherwise permitted by the 2007 Plan, or (d) serial vest on each of the second, third and fourth anniversaries of the date of grant so long as the award recipient is employed on the applicable vesting date and the 90 day average of the Company's common stock price preceding each of the vesting dates is greater than the 90 day average of the Company's common stock price

(Dollars in thousands, unless otherwise stated)

preceding the grant date (market based restricted stock units). Accordingly, not all restricted stock units awarded will vest and be delivered. The Company recognizes share based compensation expense (see Note 2, Summary of Significant Accounting Policies) over the vesting period.

Under the VCSUA Subplan, each eligible participant was granted a number of basic stock units on the date the year-end variable compensation is communicated to participants equal to (i) the amount by which the participant's variable compensation is reduced as determined by the Compensation Committee of the Parent's Board of Directors, divided by (ii) the fair market value of a share of the Parent's common stock on the date of grant. In addition, each participant is granted an additional number of matching stock units on the date of grant equal to 10% of the number of time-based or market-based basic stock units granted. Basic stock units under the VCSUA Subplan that are time based typically vest in equal annual installments on each of the first, second and third anniversaries of the date of grant, if the participant remains continuously employed by the Company, and is in good standing on, each applicable vesting date. Time based matching stock units will vest 100% on the third anniversary of the date of grant, if the participant remains continuously employed by the Company through, and is in good standing on, such vesting date. Basic units under the VCSUA Subplan that are market based (which were granted in February 2014 to members of senior management) vest in equal installments on each of the second, third and fourth anniversaries of the date of grant so long as the award recipient is employed on the applicable vesting date and the 90 day average of the Parent's common stock price preceding each of the vesting dates is greater than the 90 day average of the Parent's common stock price preceding the grant date. Matching stock units on market based awards will vest 100% on the fourth anniversary of the date of grant so long as the award recipient is employed on the applicable vesting date and the 90 day average of the Parent's common stock price preceding the vesting date is greater than the 90 day average of the Parent's common stock price preceding the grant date.

The Company has also issued to members of its senior management in February 2017 basic stock units under the VCSUA that vest in the following manner: between January 1, 2019 and February 5, 2019, the Compensation Committee of the Parent's Board of Directors will determine and certify the extent to which the basic units have been earned, if at all, based on the levels of revenue and pre-tax margin achieved by the Parent for the 2018 fiscal year, and such earned basic units shall be divided into two equal installments, with the first installment vesting on February 5, 2019 and the second installment vesting on February 5, 2020 (performance-based restricted stock units). In addition to the performance criteria being achieved under each of these awards, the participant must remain continuously employed by the Company through, and be in good standing on, each applicable vesting date. The Company has also issued to members of its senior management basic stock units under the VCSUA that vest in one of the following manners: (a) in equal installments on each of the first, second, and third anniversaries of the date of grant based upon the level of the Parent's adjusted return-on-equity ("ROE") achieved for each of the three fiscal years, respectively, that ends immediately prior to the applicable vesting date or (b) in equal installments on each of the second and third anniversaries of the date of grant based upon the level of the Parent's ROE achieved for each of the two fiscal years, respectively, that ends immediately prior to the applicable vesting date (each ROE-based restricted stock units). In addition to the ROE performance criteria being achieved, the participant must remain continuously employed by the Company through, and be in good standing on, each applicable vesting date. The number of ROE-based restricted basic stock units awarded will be earned in each of the relevant performance periods if the target ROE is achieved at 100% and such number may increase or decrease if the actual ROE achieved is above or below the target ROE. In addition, certain senior employees have received matching ROE-based restricted stock units and such awards vest on the third anniversary of the date of grant based upon the average of the ROE achieved during the three-year period that ends immediately prior to the applicable vesting date. The number of matching ROE-based restricted stock units awarded will be earned if the target average ROE is achieved at 100% and such number may increase or decrease if the actual average ROE achieved is above or below the target average ROE. The number of performance-based restricted stock units earned is determined pursuant to a payout matrix established by the Compensation Committee of Parent's Board of Directors that sets forth a range of payout percentages relative to the Parent's actual revenue and pre-tax margin results achieved for the 2018 fiscal year, with each performance metric weighted equally. All vested stock units are settled in Parent's shares of ITG common stock within 30 days after the date on which such stock units vest.

(Dollars in thousands, unless otherwise stated)

Employee Benefit Plans

All U.S. employees of the Company are eligible to participate in the Investment Technology Group, Inc. Retirement Savings Plan ("RSP"). The RSP applies to all eligible compensation up to the Internal Revenue Service annual maximum which was $270 during 2017. Since January 1, 2012, the Company matching contribution applies to 50% of voluntary employee contributions, on a maximum of 4% of eligible compensation per year.

The Parent also provides Company employees the opportunity to purchase Parent Company common stock under the ITG Employee Stock Purchase Plan ("ESPP"), an employee stock purchase plan qualified under Section 423 of the Internal Revenue Code. The ESPP allows all full-time employees to purchase the Parent's common stock at a 15% discount. In accordance with the provisions of ASC 718, the ESPP is compensatory.

(14) Related Party Transactions

The Company and its affiliate, Investment Technology Group International Limited ("ITG International") have engaged in a series of intercompany transactions. For such transactions, profits are allocated amongst the Company and ITG International to reflect each entity's relative contribution to the generation of these profits.

The Company has entered into a Brazilian Algorithm Technology License Agreement with ITG International. Under this agreement, the Company pays ITG International a license fee for the use of its algorithm technology in Brazil.

The Company provides certain securities trading services, administrative services, and the use of certain office space to an affiliate, AlterNet Securities, Inc. ("AlterNet"), pursuant to a Services Agreement. At December 31, 2017, included in due from Parent and affiliates on the accompanying Consolidated Statement of Financial Condition was $188 of amounts due from AlterNet for these costs.

Pursuant to a Management and Administrative Services Agreement between the Company, the Parent and an affiliate, ITG Software Solutions, Inc. ("ITGSSI"), the Company provides management and administrative personnel services to assist ITGSSI in the conduct of its business.

Pursuant to an Intangible Property License Agreement with ITGSSI, the Company pays ITGSSI license fees for the use of its technology.

The Company has entered into an Agreement for Sharing Research and Development Costs with its affiliates, ITG Australia Holdings Pty. Ltd. ("ITG Australia") and ITG International, under which the cost to develop certain technological intangibles is shared.

The Parent records substantially all fixed assets, leasehold improvements and related accumulated depreciation and amortization on behalf of the Company. The Parent charges the Company for the amount of depreciation and amortization expense associated with fixed assets and leasehold improvements used by the Company.

The Parent has entered into lease agreements with third parties related to the office space used to conduct the business of the Company and its affiliate.

In the normal course of business, the Company disburses cash for purchases made by the Parent and other affiliates and reimburses the Parent and affiliates for payments made on behalf of the Company including income taxes. This activity is included in due from Parent and affiliates and due to affiliates in the accompanying Consolidated Statement of Financial Condition.

The Company incurs transaction processing costs on behalf of an affiliate, ITG Canada Corp. ("ITGCC").

(Dollars in thousands, unless otherwise stated)

The Company and ITGCC have entered into a services agreement, in which ITGCC provides certain securities trading services and administrative services to the Company and the Company provides similar types of services to ITGCC.

The Company provides certain management services, administrative services, and the use of certain office space to an affiliate, ITG Global Production, Inc. ("ITGGPI"), pursuant to a Services Agreement.

The Company entered into a services agreement with ITGGPI, in which ITGGPI provides services to the Company in connection with the production data center and manages the disaster recovery services contract.

The Company entered into a services agreement with ITG Platforms Inc. ("ITGP"), in which ITGP provides services to the Company in connection with broker connectivity.

The Company entered into a services agreement with ITGP, in which the Company provides the use of certain office space to ITGP.

The Company entered into a services agreement with ITG Derivatives, LLC ("ITGDER"), in which ITGDER provides services to the Company in connection with transaction processing.

The Company provides certain securities trading services and administrative services to ITGDER, pursuant to a Services Agreement.

The Company entered into a services agreement with ITGDER, in which ITGDER provides certain administrative services and the use of certain office space to the Company.

The Company provides certain securities trading services and administrative services to ITG Analytics, Inc. ("ITGALYT"), pursuant to a Services Agreement.

The Company entered into a services agreement with Investment Technology Group Europe Limited ("ITGEL"), in which ITGEL provides certain legal services, database administration services and administrative services to the Company, pursuant to a Services Agreement.

The Company provides certain securities trading services and administrative services to ITGEL, pursuant to a Services Agreement.

The Company provides certain securities trading services and administrative services to ITG Hong Kong Limited ("ITGHK"), pursuant to a Services Agreement.

The Company provides certain administrative services to ITG International pursuant to a Services Agreement.

The Company provides certain administrative services to ITG Asia Holding Limited ("ITG Asia") pursuant to a Services Agreement.

The Company paid no cash dividends to the Parent during the year ended December 31, 2017.

(15) Commitments and Contingencies

On January 12, 2017, the Company reached a final settlement with the SEC to resolve the SEC's inquiry into the Company's activity with respect to pre-released American Depositary Receipts ("ADRs"), substantially all of which related to the Company's matched-book operations. The Company's activity in pre-released ADRs was discontinued in the fourth quarter of 2014, with all outstanding transactions completely wound down by the end of 2014. According to the terms of the settlement, the Company paid an aggregate amount of $24.5 million in January 2017 that was fully reserved as of December 31, 2016.

(Dollars in thousands, unless otherwise stated)

The Company is not a party to any pending legal proceedings other than claims and lawsuits arising in the ordinary course of business, except a putative class action lawsuit and a derivative action have been filed with respect to the Parent and certain of its current and former directors and/or executives in connection with the Parent's announcement of the SEC matter described in the following paragraph (and other related actions could be filed).

In 2015, the Company and AlterNet, an affiliated broker-dealer, reached a final settlement with the SEC in connection with the SEC's investigation into a proprietary trading pilot operated within AlterNet for sixteen months in 2010 through mid-2011. The investigation was focused on customer disclosures, Form ATS regulatory filings and customer information controls relating to the pilot's trading activity, which included (a) crossing against sell-side clients in POSIT and (b) violations of Company policy and procedures by a former employee. These violations principally involved information breaches for a period of several months in 2010 regarding sell-side parent orders flowing into ITG's algorithms and executions by all customers in non-POSIT markets that were not otherwise available to ITG clients.

In connection with the announcement of the SEC investigation regarding AlterNet, two putative class action lawsuits were filed with respect to the Parent and certain of its current and former executives and have since been consolidated into a single action captioned *In re Investment Technology Group, Inc. Securities Litigation* before the U.S. District Court for the Southern District of New York. The complaint alleges, among other things, that the defendants made material misrepresentations or omitted to disclose material facts concerning, among other subjects, the matters that were the subject of the SEC settlement regarding AlterNet and the SEC investigation that led to the SEC settlement. The complaint seeks an unspecified amount of damages under the federal securities laws. On April 26, 2017, the court granted in part and denied in part the Parent's motion to dismiss the complaint and granted the plaintiff leave to file a motion to amend its complaint. On June 12, 2017, the plaintiff filed a motion to amend its complaint against certain of the individual defendants who were dismissed from the case in the court's April opinion.

On November 27, 2015, a purported shareholder of the Parent filed a shareholder derivative action captioned *Watterson v. Gasser et al.* against eleven current or former officers and directors of the Parent in the Supreme Court for the State of New York. The Parent is named as a nominal defendant, and the plaintiff purports to seek recovery on its behalf. The complaint generally alleges that the individual defendants breached their fiduciary duties to the Parent in connection with the matters that were the subject of the SEC settlement regarding AlterNet.

While the Company and the Parent cannot predict the outcome of these lawsuits, the Parent intends to defend them as appropriate. No reserve has been established for these lawsuits since the Company and the Parent are unable to provide a reasonable estimate of any potential liability given the stage of such proceedings. The Company and the Parent believe, based on information currently available, that the outcome of these lawsuits, individually or in the aggregate, will not likely have a material adverse effect on their consolidated financial position. In light of the inherent uncertainties of such proceedings, an adverse outcome of one or more of such proceedings may have a material impact on the results of operations for any particular period.

In addition to the above proceedings, the Company and the Parent's other broker-dealer subsidiaries are subject to, or involved in, investigations and other proceedings by government agencies and self-regulatory organizations, with respect to which they are cooperating. Such investigations and other proceedings may result in judgments, settlements, fines, disgorgements, penalties, injunctions or other relief. Given the inherent uncertainties and the current stage of these inquiries, and the ongoing reviews by the Company and the Parent, the Company and the Parent are unable to predict the outcome of these matters at this time.

(16) Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company is involved in the execution of various institutional customer securities transactions. Securities transactions are subject to the credit risk of counterparty or customer

nonperformance. However, transactions are collateralized by the underlying securities, thereby reducing the associated risk to changes in the market value of the securities through settlement date. Therefore, the settlement of these transactions is not expected to have a material effect upon the Company's Consolidated Statement of Financial Condtion. It is also the Company's policy to review, as necessary, the credit worthiness of each counterparty and customer.

The Company is a member of various U.S. exchanges and self-clears transactions with a clearing house for equities. Associated with the Company's memberships, the Company may be required to pay a proportionate share of financial obligations of another member who may default on its obligations to the exchanges or the clearing house. While the rules governing different exchange or clearing house memberships vary, in general, the Company's obligations would arise only if the exchanges and clearing houses had previously exhausted other remedies. The maximum potential payout under these memberships cannot be estimated. The Company has not recorded any contingent liability in the Consolidated Statement of Financial Condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing transactions such as bank loans. In the event the financing counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents, securities owned at fair value, receivables from brokers, dealers and clearing organizations and receivables from customers. Cash and cash equivalents and securities owned, at fair value are deposited with high credit quality financial institutions.

The Company loans securities temporarily to other brokers in connection with its securities lending activities. The Company receives cash as collateral for the securities loaned. Increases in security prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash as collateral or returning collateral when necessary.

The Company borrows securities temporarily from other brokers in connection with its securities borrowing activities. The Company deposits cash as collateral for the securities borrowed. Decreases in security prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return collateral, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by depositing additional collateral with counterparties or receiving cash when deemed necessary.

The Company may at times maintain inventories in equity securities on both a long and short basis primarily arising from client errors or accommodations. Whereas long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked to market daily and are continuously monitored by the Company.

(Dollars in thousands, unless otherwise stated)

(17) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and is an introducing broker subject to the CFTC Minimum Capital Requirement (CFTC Regulation 1.17). The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of the greater of $1,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2017, the Company had net capital of $86,165 which was $85,165 in excess of required net capital of $1,000.

As of December 31, 2017, the Company had a $4,500 cash balance in a Special Reserve Bank Account for the exclusive benefit of customers under the Customer Protection Rule pursuant to SEC Rule 15c3-3, *Computation for Determination of Reserve Requirements* ("SEC Rule 15c3-3"), $4,650 cash balance in a Special Reserve Bank Account for exclusive benefit of customers under the Exemptive Provision in paragraph (k) of Rule 15c3-3, and $2,500 cash balance in a Special Reserve Bank Account for the exclusive benefit of Brokers under a Proprietary Account for Broker-Dealers ("PAB") requirement.

Dividends or withdrawals of capital can not be made to the Parent from the Company if they are needed to comply with regulatory requirements.

(18) Subsequent Event

On January 26, 2018, the Company as borrower, and Parent Company as guarantor entered into a new $150 million 364-day revolving 2018 Credit Agreement with a syndicate of banks and JPMorgan Chase Bank, N.A., as Administrative Agent. The terms and conditions of the New Credit Agreement are similar to the 2017 Credit Agreement that matured in January 2018, which expires on January 25, 2019 (See Note 11, *Borrowings*).

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Commodity Futures Trading Commission Regulation 1.16

The Board of Directors
ITG Inc. and Subsidiaries:

In planning and performing our audit of the consolidated financial statements of ITG Inc. and its subsidiaries (the Company) as of and for the year ended December 31, 2017, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17 of the CFTC. Because the Company does not carry futures accounts for customers or perform custodial functions relating to customer futures transactions, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct,

KPMG

misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding customer and firm assets that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2017, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

New York, New York
February 28, 2018